Exhibit 99.74

Volaris Commits to 80 A320neo Family Aircraft

  Aircraft deal valued at US$9.3 billion, list price, largest Airbus order in Mexico.
  Deliveries ranging from 2022 to 2026.

MEXICO CITY--(BUSINESS WIRE)--November 15, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, has committed to 80 A320neo Family aircraft to be delivered from 2022 to 2026, as part of Airbus’ largest single announcement ever.

Airbus signed a Memorandum of Understanding with Indigo Partners for 430 A320neo Family aircraft to be purchased by four of its affiliated airlines, including Volaris. 80 of these 430 aircraft will be allocated to Volaris upon the execution of a purchase agreement with Airbus.

The 80 aircraft, comprised of 46 A320neos and 34 A321neos worth US$9.3 billion, at list prices, was announced today at the Dubai Air Show. These aircraft are in addition to Volaris’ current fleet of 70 aircraft and the committed 41 A320neo Family aircraft to be delivered between the remainder of 2017 through 2021.

Enrique Beltranena, Volaris’ CEO, said: "This new investment in our fleet demonstrates the confidence in our ultra-low-cost business model, operating in Mexico, United States and Central America. This order of the most fuel efficient and environmentally friendly single-aisle aircraft will continue to support our strategy of lowering costs to provide attractive low fares to all our customers. It is also a vote of confidence for Mexico and its promising future in the airline industry".

John Leahy, Airbus Chief Operating Officer Customers, Airbus Commercial Aircraft, said; “Indigo Partners have been a tremendous customer and supporter of the Airbus single-aisle fleet for many years. An order for 430 aircraft is remarkable, but it’s particularly gratifying to all of us at Airbus when it comes from a group of airline professionals who know our products as well as the folks at Indigo Partners do. We are proud to augment their airline fleets in Latin America, North America and Europe with the single-aisle aircraft that offers the lowest operating costs, longest range and most spacious cabin: the A320neo Family.”

The new aircraft will support Volaris' targeted growth markets in the United States, Mexico, and Central America.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 70 aircraft. Volaris offers more than 321 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Investor Relations:
Andrés Pliego, +52 55 5261 6444
ir@volaris.com
or
Media:
Gabriela Fernández, 5246 0100
volaris@gcya.net